U. S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF
      1934

                  For the fiscal year ended December 31, 2003

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

                         Commission file number 0-17071

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

                          First Merchants Corporation
                            Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

                          First Merchants Corporation
                            200 East Jackson Street
                             Muncie, Indiana 47305

                           First Merchants Corporation
                             Retirement Savings Plan

                              EIN 35-1544218 PN 002


                  Accountants' Report and Financial Statements

                           December 31, 2003 and 2002

                           First Merchants Corporation
                             Retirement Savings Plan

                           December 31, 2003 and 2002





Contents



    Independent Accountants' Report............................................1



    Financial Statements

        Statements of Net Assets Available for Benefits........................2

        Statements of Changes in Net Assets Available for Benefits.............3

        Notes to Financial Statements..........................................4



    Supplemental Schedules

        Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
          at End of Year......................................................11

        Schedule H, Line 4j - Schedule of Reportable Transactions.............12


    Exhibit

        Exhibit 23, Consent of Independent Accountants........................13

    Signature.................................................................14

                         Independent Accountants' Report


Administrative Committee
First Merchants Corporation
   Retirement Savings Plan
Muncie, Indiana


We have audited the accompanying statements of net assets available for benefits of First Merchants Corporation Retirement Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Merchants Corporation Retirement Savings Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.


The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


[OBJECT OMITTED]

Indianapolis, Indiana
April 28, 2004

Federal Employer Identification Number:  44-0160260

                           First Merchants Corporation
                             Retirement Savings Plan

                 Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002





Assets
                                                2003                 2002
                                          --------------------------------------
    Investments, at fair value

        Common stock                      $        619,177     $        397,275

        Mutual funds                            15,705,757           11,411,166

        Collective investment fund               1,222,302              988,210

        Money market funds                         433,587            1,012,993
                                           ---------------      ---------------

               Total investments                17,980,823           13,809,644

    Accrued income receivable                          353                4,906

    Cash                                             1,464               12,607
                                           ---------------      ---------------

Net Assets Available for Benefits         $     17,982,640     $     13,827,157
                                           ===============      ===============

                           First Merchants Corporation
                             Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits
                     Years Ended December 31, 2003 and 2002



                                                                                 2003                 2002
                                                                         -------------------------------------------
    Investment Income (Loss)

        Net appreciation (depreciation) in fair value of investments       $      2,725,365     $       (628,121)

        Interest and dividends                                                      335,636              199,247
                                                                            ---------------      ---------------
               Net investment income (loss)                                       3,061,001             (428,874)
                                                                            ---------------      ---------------
    Contributions

        Participants                                                              1,415,358            1,179,439

        Employer                                                                    220,350              182,857

        Rollovers                                                                    60,813              202,273

        Transfer from another plan                                                  413,545
                                                                            ---------------      ---------------
                                                                                  2,110,066            1,564,569
                                                                            ---------------      ---------------
               Total additions                                                    5,171,067            1,135,695
                                                                            ---------------      ---------------
    Deductions

        Benefits paid directly to participants                                    1,015,584              703,229

        Administrative expenses                                                                           24,484
                                                                            ---------------      ---------------
               Total deductions                                                   1,015,584              727,713
                                                                            ---------------      ---------------
    Net Increase                                                                  4,155,483              407,982

    Net Assets Available for Benefits, Beginning of Year                         13,827,157           13,419,175
                                                                            ---------------      ---------------
    Net Assets Available for Benefits, End of Year                         $     17,982,640     $     13,827,157
                                                                            ===============      ===============


                           First Merchants Corporation
                             Retirement Savings Plan

                          Notes to Financial Statements
                           December 31, 2003 and 2002





Note 1:  Description of Plan


        The following description of First Merchants Corporation Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the plan administrator.

    General

        The Plan is a defined-contribution plan sponsored by First Merchants Corporation (Corporation) for the benefit of all employees who have completed one year of service and are age eighteen or older. As of July 1, 2002, employees are eligible on their date of hire. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). First Merchants Bank, N.A. (Bank) was the trustee of the Plan. Effective January 1, 2003, the Corporation named Merchants Trust Company the trustee of the Plan. PrimeVest Financial Services is the custodian for a majority of the Plan's assets.

    Contributions

        The Plan permits eligible employees through a salary deferral election to have the Corporation make annual contributions of up to the limitations of the Economic Growth and Tax Relief Act of 2001 (EGTRRA). As discussed in Note 6, the Plan was amended during 2002 to provide for automatic enrollment and deferral of 3% of compensation upon a participant's date of hire unless they affirmatively elect to not participate or to contribute a different percentage to the Plan. Employee rollover contributions are also permitted. The Corporation makes matching contributions of its employees' salary deferral amounts of 25% of the first 5% of employees' eligible compensation.

    Participant Investment Account Options

        Investment account options available include various funds including a Corporation stock fund. Each participant has the option of directing his contributions into any of the separate investment accounts and, effective in 2002, may change the allocation daily.

    Participant Accounts

        Each participant's account is credited with the participant's contribution, the Corporation's contribution and plan earnings. Allocations of Plan earnings are based on participant account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                           First Merchants Corporation
                             Retirement Savings Plan

                          Notes to Financial Statements
                           December 31, 2003 and 2002






    Vesting

        Participants are immediately vested in their voluntary contributions and rollover contribution accounts plus earnings thereon. Vesting in the Corporation's contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after five years of credited service. The nonvested balance is forfeited upon termination of service. Forefeitures are used to reduce the Corporation's contribution.

    Payment of Benefits

        Upon termination of service, participants may elect to receive a lump-sum amount or installments equal to the value of their accounts. Withdrawals other than for termination are permitted under circumstances provided by the Plan.

    Plan Termination

        Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


Note 2: Summary of Significant Accounting Policies

    Method of Accounting

        The accompanying financial statements are prepared on the accrual method of accounting.

    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits. Actual results could differ from those estimates.

                           First Merchants Corporation
                             Retirement Savings Plan

                          Notes to Financial Statements
                           December 31, 2003 and 2002






    Valuation of Investments and Income Recognition

        Quoted market prices, if available, are used to value investments. The Federated Capital Preservation Fund is carried at contract value. Money market funds are valued at cost, which approximates market. Investment in the Corporation's unrestricted common stock is valued at the quoted market price.


        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

    Plan Tax Status

        The Plan obtained its latest determination letter in September 2001, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

    Payment of Benefits

        Benefit payments to participants are recorded upon distribution.

    Administrative Expenses

        Administrative expenses may be paid by the Corporation or the Plan, at the Corporation's discretion.

    Reclassifications

        Certain reclassifications have been made to the 2002 financial statement to conform to the 2003 financial statement presentation. These reclassifications had no effect on the change in net assets available for benefits.

                           First Merchants Corporation
                             Retirement Savings Plan

                          Notes to Financial Statements
                           December 31, 2003 and 2002





Note 3:  Investments


        At December 31, 2003, the Plan's investments are held by PrimeVest Financial Services, Inc. and the Corporation. The investment contract included in Plan assets may be subject to withdrawal charges upon contract termination. Crediting interest rates on the guaranteed interest portion of the investment contract are determined by the issuer. The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

                                                                                            2003

                                                                                  Net
                                                                             Appreciation          Fair Value
                                                                             in Fair Value           at End
                                                                              During Year            of Year
                                                                         -------------------------------------------
           Investments at estimated fair value as determined by quoted prices in an active market

               Common stock                                                $         76,195     $        619,177

               Mutual funds                                                       2,649,170           15,705,757

           Investments at contract value

               Federated Capital Preservation Fund                                                     1,222,302

           Investments at cost, which approximates market

               Money market funds                                                                        433,587
                                                                            ---------------      ---------------
                                                                           $      2,725,365     $     17,980,823
                                                                            ===============      ===============



                                                                                            2002
                                                                                  Net
                                                                             Appreciation
                                                                            (Depreciation)         Fair Value
                                                                             in Fair Value           at End
                                                                              During Year            of Year
                                                                         -------------------------------------------

           Investments at estimated fair value as determined by quoted prices in an active market

               Common stock                                                $        (14,413)    $        397,275

               Mutual funds                                                         137,222           11,411,166

           Investments at cost, which approximates market

               Money market funds                                                                      1,012,993

           Investments at contract value

               Federated Capital Preservation Fund                                                       988,210

           Investments at estimated fair value and cost which approximates market

               Collective investment funds                                         (750,930)
                                                                            ---------------      ---------------
                                                                           $       (628,121)    $     13,809,644
                                                                            ===============      ===============


                           First Merchants Corporation
                             Retirement Savings Plan

                          Notes to Financial Statements
                           December 31, 2003 and 2002




        Interest and dividends realized on the Plan's investments for the years ended 2003 and 2002 were $335,636 and $199,247, respectively.


        Information on the Federated Capital Preservation Fund carried at contract value is as follows:

                                                                                   2003                2002
                                                                           -----------------------------------------
           Average yield                                                                4.50%               5.27%

           Crediting interest rate at December 31                                       4.02%               4.99%

           Fair value                                                        $      1,262,000    $      1,047,000



        The fair values of individual investments that represented 5% or more of the Plan's assets were as follows:

                                                                                   2003                2002
                                                                           -----------------------------------------

           Federated Prime Cash Obligations Fund                             $                   $      1,012,993

           American Funds Amcap Fund                                                3,037,555           2,012,478

           American Century Equity Income Fund                                      1,394,376             811,342

           Federated Capital Preservation Fund                                      1,222,302             988,210

           Franklin Short-Intermediate U. S. Government Securities Fund             1,146,707           1,016,651

           MFS Value Fund                                                           2,565,200           1,861,145

           PIMCO Total Return Fund                                                  1,892,358           1,754,784

           Oppenheimer Main Street Income and Growth Fund                           1,337,599             982,942

           Oppenheimer Small Cap. Value Fund                                          989,621             713,842



Note 4:  Nonparticipant-directed Investments

        Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments, is as follows:

                                                                                   2003                2002
                                                                            ----------------------------------------
           Net Assets

               Federated Prime Cash Obligations                               $                  $
                                                                               ---------------    ---------------

                                                                              $              0   $              0
                                                                               ===============    ===============



                                                                                   2003                2002
                                                                            ----------------------------------------


           Transfers in                                                       $        713,074   $     12,337,615

           Transfers out                                                              (713,074)       (12,337,615)
                                                                               ---------------    ---------------


                                                                              $              0   $              0
                                                                               ===============    ===============

                           First Merchants Corporation
                             Retirement Savings Plan

                          Notes to Financial Statements
                           December 31, 2003 and 2002





Note 5:  Party-in-Interest Transactions


        Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.


        The Plan invested in First Merchants Bank, N.A. Temporary Fund II, Intermediate Growth Fund for Tax Exempt Account Intermediate Term Income Fund for Tax Exempt Accounts through July 2002. The Plan continues to invest in First Merchants Corporation common stock.


        Activity at fair value was as follows:


                                                    First Merchants
                                                      Corporation
                                                         Common
                                                         Stock
                                                  ---------------------


           Balance, January 1, 2002                   $     134,872

               Changes                                      262,403
                                                       ------------

           Balance, December 31, 2002                       397,275

               Changes                                      221,902
                                                       ------------

           Balance, December 31, 2003                 $     619,177
                                                       ============



        The Corporation provides certain administrative services at no cost to the Plan. Fees for certain trust and administrative services provided by the trustee were paid by the Plan through July 2002 and were $24,484. The trustee no longer charges the Plan administrative fees.


Note 6:  Plan Amendments

        Effective January 1, 2002, the Plan was amended to provide participants the opportunity to increase their contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

        Effective July 1, 2002, the Plan was amended to automatically enroll employees in the Plan as of their date of hire unless they affirmatively elect not to participate. Also, on July 1, 2002, the Plan was converted from a quarterly to a daily valuation. As part of the conversion, all of the previous fund options were replaced.

        In September 2003, employees of Frances Slocum Bank (Frances Slocum Bank & Trust Company Profit Sharing Plan) were added to the Plan, and assets of $413,545 were transferred into the Plan.

                             Supplemental Schedules

                           First Merchants Corporation
                             Retirement Savings Plan

      Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
                                 at End of Year
                                December 31, 2003
           Employer Identification Number: 35-1544218 Plan Number: 002




  (a)                     (b)                                                (c)                       (e)
                    Identity of Issue,                           Description of Investment
                   Borrower, Lessor, or                               Including Par or               Current
                     Similar Party                                     Maturity Value                 Value
--------------------------------------------------------------------------------------------------------------------
          Common Stock

              *First Merchants Corporation                                 24,271 shares         $        619,177
                                                                                                  ---------------


          Mutual Funds

              AIM Small Cap. Equity Fund                                   31,661 shares                  380,881

              American Funds Amcap. Fund                                  180,270 shares                3,037,555

              American Century Equity Income Fund                         179,226 shares                1,394,376

              American High Income Trust Fund                              21,531 shares                  265,479

              Federated Max-Cap Index Fund                                 26,730 shares                  599,030

              Fidelity Advisor International Capital
                Appreciation Fund                                           4,469 shares                   68,282

              Franklin Short-Intermediate U. S. Government
                Securities Fund                                           110,366 shares                1,146,707

              Franklin Templeton Foreign Fund                              18,877 shares                  200,856

              MFS Value Fund                                              126,116 shares                2,565,200

              MFS Mid-Cap. Growth Fund                                     71,432 shares                  557,889

              Oppenheimer Main Street Income and Growth Fund               40,780 shares                1,337,599

              Oppenheimer Small Cap. Value Fund                            36,652 shares                  989,621

              PIMCO Foreign Bond Fund                                       7,421 shares                   77,109

              PIMCO Total Return Fund                                     176,691 shares                1,892,358

              Putnam Capital Opportunities Fund                            35,158 shares                  356,858

              Putnam International Voyager Fund                            11,584 shares                  218,944

              Putnam Small Cap. Growth Fund                                32,855 shares                  617,013
                                                                                                  ---------------

                                                                                                       15,705,757
          Collective Investment Fund

              Federated Capital Preservation Fund                         122,230 shares                1,222,302
                                                                                                  ---------------
          Money Market Fund

              Federated Prime Cash Obligations Fund                       433,587 shares                  433,587
                                                                                                  ---------------


                                                                                                 $     17,980,823


*Party-in-interest

                           First Merchants Corporation
                             Retirement Savings Plan

            Schedule H, Line 4j - Schedule of Reportable Transactions
       (Transactions in Excess of 5% of Plan Assets at Beginning of Year)
                          Year Ended December 31, 2003
           Employer Identification Number: 35-1544218 Plan Number: 002



       (a)                       (b)          (c)             (d)        (e)         (f)           (g)           (h)         (i)
                                                                                                            Current Value
                                                                                  Expenses                   of Asset on
Identity of Party      Description of       Purchase        Selling     Lease   Incurred With    Cost of     Transaction   Net Gain
     Involved                   Assets       Price           Price      Rental   Transaction      Asset         Date      or (Loss)
------------------------------------------------------------------------------------------------------------------------------------
      Issuer        Federated Prime Cash
                       Obligations Fund

                        Purchases         $ 133,668                                            $ 133,668   $ 133,668

                        Sales                             $ 713,074                              713,074     713,074      $



                                   Exhibit 23

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the Registration Statement of First Merchants Corporation on Form S-8 (File Number 333-50484) of our report dated April 28, 2004, of our audit on the financial statements of First Merchants Corporation Retirement Savings Plan for the year ended December 31, 2003, which report is included in its Annual Report on Form 11-K.




BKD, LLP

Indianapolis, Indiana
June 28, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

        Date: 06/28/04    By: /s/ Kimberly J. Ellington
              --------        -------------------------
                                  Kimberly J. Ellington
                                  First Merchants Corporation
                                  Retirement Savings Plan